FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 5, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 5, 2007 and incorporated by reference herein is the Registrant’s immediate report dated July 5, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 5, 2007

BLUEPHOENIX SOLUTIONS TO PRESENT AT C.E. UNTERBERG, TOWBIN
EMERGING GROWTH OPPORTUNITIES CONFERENCE

HERZLIA, Israel–July 5, 2007– BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in value driven legacy modernization, today announced that it will be presenting at the C.E. Unterberg, Towbin Emerging Growth Opportunities Conference to be held July 10-12 at the Mandarin Oriental Hotel located at the Time-Warner Center in New York City.

BluePhoenix’s Chief Executive Officer, Arik Kilman will present the business and provide an update on the progress of the Company’s strategy on Tuesday, July 11th from 10:30am to 10:50am. Time for questions and answers will follow the presentation. Unterberg, Towbin is also arranging one-on-one meetings with BluePhoenix.

Mr. Kilman’s presentation will be webcast live during the event and will be available for 90 days following the event. The webcast can be accessed via http://www.wsw.com/webcast/ceut6/bphx/.

BluePhoenix Solutions provides IT legacy modernization solutions such as database, application and platform migrations, application redevelopment and SOA enablement to companies around the world. Its automated tools and services help customers reduce costs, increase efficiency, improve decision-making and extend the ROI of their existing legacy systems.

For further information on the C.E. Unterberg, Towbin Emerging Growth Opportunities Conference, please contact Ms. Leigh Simons at Unterberg, Towbin at 212 – 389 – 8127 or e-mail: lsimons@unterberg.com

About BluePhoenix Solutions (www.bphx.com )
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com . All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com